UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Crescent Energy Company

(Name of Issuer)

Class A Common Stock, Par Value of $0.0001 Per Share

(Title of Class of Securities)

44952J 104

(CUSIP Number)

Brandi Kendall Vice President

PT Independence Energy Holdings LLC c/o Liberty Mutual Insurance

175 Berkeley Street

Boston, Massachusetts 02116

(713) 481-7782

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSON PT Independence Energy Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 36,813,628 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 36,813,628 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,813,628 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of shares of Class B Common Stock, par value $0.0001 per share, of Crescent Energy Company (the “Issuer” and such stock, “Class B Common Stock”) and an equivalent number of units representing limited liability company interests of Crescent Energy OpCo LLC ( “OpCo”, and such units, “OpCo LLC Units”), which together are exchangeable for shares of Class A Common Stock, par value $0.0001 per share of the Issuer (“Class A Common Stock”), on a one-for-one basis pursuant to the Amended and Restated LLC Agreement of OpCo (“OpCo LLC Agreement”).

(2)

Based on a combined total of 148,330,229 shares of Class A Common Stock of the Issuer outstanding as of April 30, 2024 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 6, 2024. This combined total consists of (a) 111,516,601 shares of Class A Common Stock outstanding as of April 30, 2024 and (b) assumes that all 36,813,628 shares of Class B Common Stock beneficially owned by the Reporting Persons (as defined in Item 2), along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units), were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

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1	NAME OF REPORTING PERSON Liberty Energy Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 36,854,746 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 36,854,746 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,854,746 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of 41,118 shares of Class A Common Stock and 36,813,628 shares of Class B Common Stock and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Does not include the 28,622 restricted stock units that were issued in April 2024 to the director designees of the Reporting Persons.

(2)

Based on a combined total of 148,330,229 shares of Class A Common Stock of the Issuer outstanding as of April 30, 2024 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 6, 2024. This combined total consists of (a) 111,516,601 shares of Class A Common Stock outstanding as of April 30, 2024 and (b) assumes that all 36,813,628 shares of Class B Common Stock beneficially owned by the Reporting Persons, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units), were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

- 3 -	3/12

1	NAME OF REPORTING PERSON Liberty Mutual Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 36,854,746 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 36,854,746 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,854,746 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of 41,118 shares of Class A Common Stock and 36,813,628 shares of Class B Common Stock and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Does not include the 28,622 restricted stock units that were issued in April 2024 to the director designees of the Reporting Persons.

(2)

Based on a combined total of 148,330,229 shares of Class A Common Stock of the Issuer outstanding as of April 30, 2024 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 6, 2024. This combined total consists of (a) 111,516,601 shares of Class A Common Stock outstanding as of April 30, 2024 and (b) assumes that all 36,813,628 shares of Class B Common Stock beneficially owned by the Reporting Persons, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units), were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

- 4 -	4/12

1	NAME OF REPORTING PERSON Liberty Mutual Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 36,854,746 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 36,854,746 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,854,746 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of 41,118 shares of Class A Common Stock and 36,813,628 shares of Class B Common Stock and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Does not include the 28,622 restricted stock units that were issued in April 2024 to the director designees of the Reporting Persons.

(2)

Based on a combined total of 148,330,229 shares of Class A Common Stock of the Issuer outstanding as of April 30, 2024 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 6, 2024. This combined total consists of (a) 111,516,601 shares of Class A Common Stock outstanding as of April 30, 2024 and (b) assumes that all 36,813,628 shares of Class B Common Stock beneficially owned by the Reporting Persons, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units), were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

- 5 -	5/12

1	NAME OF REPORTING PERSON LMHC Massachusetts Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 36,854,746 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 36,854,746 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,854,746 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of 41,118 shares of Class A Common Stock and 36,813,628 shares of Class B Common Stock and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Does not include the 28,622 restricted stock units that were issued in April 2024 to the director designees of the Reporting Persons.

(2)

Based on a combined total of 148,330,229 shares of Class A Common Stock of the Issuer outstanding as of April 30, 2024 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 6, 2024. This combined total consists of (a) 111,516,601 shares of Class A Common Stock outstanding as of April 30, 2024 and (b) assumes that all 36,813,628 shares of Class B Common Stock beneficially owned by the Reporting Persons, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units), were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

- 6 -	6/12

1	NAME OF REPORTING PERSON Liberty Mutual Holding Company Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 36,854,746 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 36,854,746 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,854,746 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of 41,118 shares of Class A Common Stock and 36,813,628 shares of Class B Common Stock and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Does not include the 28,622 restricted stock units that were issued in April 2024 to the director designees of the Reporting Persons.

(2)

Based on a combined total of 148,330,229 shares of Class A Common Stock of the Issuer outstanding as of April 30, 2024 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 6, 2024. This combined total consists of (a) 111,516,601 shares of Class A Common Stock outstanding as of April 30, 2024 and (b) assumes that all 36,813,628 shares of Class B Common Stock beneficially owned by the Reporting Persons, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units), were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

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Explanatory Note

This Amendment No. 2 (this “Amendment”) amends the statement on Schedule 13D originally filed by PT Independence Energy Holdings, LLC, Liberty Energy Holdings, LLC, Liberty Mutual Insurance Company, Liberty Mutual Group Inc., LMHC Massachusetts Holdings Inc. and Liberty Mutual Holding Company Inc. (collectively, the “Reporting Persons”) on December 17, 2021 as amended by that certain Amendment No. 1 to the Schedule 13D, filed on September 14, 2022 (as so amended, the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

This Amendment is being filed to report the entry by PT Reporting Person (as defined below) into the Voting and Support Agreement (as defined below).

Item 2.	Identity and Background.

Item 2 is hereby deleted in its entirety and replaced with the following:

(a) , (f) This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Act, by:

(i) PT Independence Energy Holdings LLC, a Delaware limited liability company;

(ii) Liberty Energy Holdings, LLC, a Delaware limited liability company;

(iii) Liberty Mutual Insurance Company, a Massachusetts corporation;

(iv) Liberty Mutual Group Inc., a Massachusetts corporation;

(v) LMHC Massachusetts Holdings Inc., a Massachusetts corporation; and

(vi) Liberty Mutual Holding Company Inc., a Massachusetts corporation (the persons and entities listed in items (i) through (vi) are collectively referred to herein as the “Reporting Persons”).

PT Independence Energy Holdings LLC (“PT Reporting Person”) is the direct beneficial owner of the securities reported in this Schedule 13D, other than with respect to 41,118 shares of Class A Common Stock that Liberty Energy Holdings LLC (“Holdings”) is the direct beneficial owner of. Holdings, a member of PT Reporting Person, has the sole right to vote or dispose of the shares of class B common stock, par value $0.0001 per share (“Class B Common Stock”), of the Issuer and units in Crescent Energy OpCo LLC (the “OpCo LLC Units”) held by the PT Reporting Person. Therefore, Holdings is deemed to have beneficial ownership of the shares of Class B Common Stock and OpCo LLC Units. The sole member of Holdings is Liberty Mutual Insurance Company (“Liberty Mutual”), which is wholly owned by Liberty Mutual Group Inc. The sole shareholder of Liberty Mutual Group Inc. is LMHC Massachusetts Holdings Inc., whose sole shareholder is Liberty Mutual Holding Company Inc. Because Liberty Mutual Holding Company Inc. is a mutual holding company, its members are entitled to vote at meetings of the company. No such member is entitled to cast 5% or more of the votes.

The Reporting Persons and Independence Energy Aggregator L.P. (“Aggregator L.P.”) may be deemed to constitute a group for purposes of Section 13(d) due to the terms of the Specified Rights Agreement. However, neither the Reporting Persons nor Aggregator L.P. have voting or dispositive power over the other party’s shares of Class A Common Stock or securities convertible into or exercisable for shares of Class A Common Stock, including any OpCo LLC Units or shares of Class B Common Stock. As of April 3, 2024, Aggregator L.P. had beneficial ownership over 29,134,496 shares of Class B Common Stock and 29,134,496 OpCo LLC Units (which together are exchangeable for Class A Common Stock on a one-for-one basis), in addition to the Series I preferred stock, $0.0001 par value per share, of the Issuer.

Each of Messrs. David H. Long, Joseph L. Hooley, Timothy M. Sweeney, Angel A. Ruiz, Martin P. Slark and Eric A. Spiegel and Mmes. Myrtle S. Potter, Nancy W. Quan, Ellen A. Rudnick, Annette M. Verschuren, O.C. and Anne Waleski, is a director of Liberty Mutual Holding Company, Inc. The executive officers of Liberty Mutual Holding Company, Inc. are Messrs. David H. Long, Timothy M. Sweeney, Vlad Y. Barbalat, Damon Hart, Leonid Rasin, Nik Vasilakos, James M. MacPhee, , Christopher L. Peirce, Paul Sanghera and Hamid Talal Mirza and Mmes. Neeti Bhalla Johnson, Ann T. Stanberry, Monica Caldas and Melanie M. Foley.

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Each of the directors and officers listed above is a United States citizen, other than Annette M. Verschuren, O.C., who is a citizen of Canada.

The Reporting Persons have entered into a joint filing agreement, a copy of which was attached to the Schedule 13D as Exhibit A.

(b) The address of the business office of each of the Reporting Persons is 175 Berkeley Street, Boston, Massachusetts 02116.

(c) Each of Holdings, LMHC Massachusetts Holdings Inc. and Liberty Mutual Holding Company Inc. is principally engaged as a holding company. PT Reporting Person is principally engaged in the business of oil and natural gas exploration and production. Liberty Mutual Group Inc. and Liberty Mutual is principally engaged providing diversified global insurance services.

The present principal occupation of each of the other individuals named in Item 2 is listed on Annex A.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following:

The information set forth in amended Item 6 below is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) and (b) are hereby amended as follows:

The response of the Reporting Persons to rows 7 through 13 on the cover page of this Amendment and the information set forth in Item 6 below are incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 6 is hereby amended by adding the following:

Voting and Support Agreement

In connection with the mergers contemplated by that certain Agreement and Plan of Merger, dated May 15, 2024, by and among Issuer, SilverBow Resources, Inc. (“SilverBow”), and the other parties thereto (the “Merger Agreement”), the PT Reporting Person entered into a Voting and Support Agreement, dated May 15, 2024, with SilverBow (the “Voting and Support Agreement”). Pursuant to the Voting and Support Agreement, the PT Reporting Person agreed to, among other things, (i) refrain from the transfer, including sales, of any shares of Class A Common Stock and Class B Common Stock beneficially owned by it subject to certain exceptions, and (ii) vote all shares of Class A Common Stock and Class B Common Stock beneficially owned by it or cause to be voted all shares of Class A Common Stock and Class B Common Stock beneficially owned by it (A) in favor of the Stock Issuance of shares of Class A Common Stock and any other matter that is required to be approved by the stockholders of the Issuer in order to effect the Mergers, (B) against any (x) Acquisition Proposal with respect to the Issuer and (y) action that would reasonably be expected to impede, interfere with or delay the Mergers or any transaction that would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of the Issuer under the Merger Agreement, and (C) in favor of any proposal to adjourn or postpone the Issuer stockholders’ meeting to a later date if there are not sufficient votes to approve the Stock Issuance of shares of Class A Common Stock. Capitalized terms used herein but not defined have the meaning set forth in the Voting and Support Agreement.

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The foregoing summary of the Voting and Support Agreement is qualified in its entirety by reference to the complete text of the agreement, a copy of which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following:

Exhibit Number	Description

F	Voting and Support Agreement, dated as of May 15, 2024, by and between SilverBow Resources, Inc. and PT Reporting Person.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 17, 2024

PT INDEPENDENCE ENERGY HOLDINGS LLC

By:	/s/ Brandi Kendall
Name:	Brandi Kendall
Title:	Vice President

LIBERTY ENERGY HOLDINGS, LLC

By:	/s/ Bevin Brown
Name:	Bevin Brown
Title:	Vice President

LIBERTY MUTUAL INSURANCE COMPANY

By:	/s/ Vlad Barbalat
Name:	Vlad Barbalat
Title:	Executive Vice President

LIBERTY MUTUAL GROUP INC.

By:	/s/ Vlad Barbalat
Name:	Vlad Barbalat
Title:	Executive Vice President

LMHC MASSACHUSETTS HOLDINGS INC.

By:	/s/ Vlad Barbalat
Name:	Vlad Barbalat
Title:	Executive Vice President

LIBERTY MUTUAL HOLDING COMPANY INC.

By:	/s/ Vlad Barbalat
Name:	Vlad Barbalat
Title:	Executive Vice President

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Annex A

Directors and Officers of Liberty Mutual Holding Company Inc.

The following sets forth the name and principal occupation of each of the directors and officers of Liberty Mutual Holding Company Inc. Each of such persons is a citizen of the United States other than Annette M. Verschuren, O.C., who is a citizen of Canada.

Name	Principal Occupation
David H. Long	Chairman of Liberty Mutual Holding Company Inc.
Joseph L. Hooley	Retired Chairman and former Chief Executive Officer of State Street Corporation Timothy M. Sweeney Chief Executive Officer and President of Liberty Mutual Holding Company Inc.
Myrtle S. Potter	Retired CEO, Sumitomo Pharma America, Inc.
Nancy W. Quan	EVP & Global Chief Technical and Innovation Officer, The Coca-Cola Company
Ellen A. Rudnick	Senior Advisor, Polsky Center for Entrepreneurship and Innovation, University of Chicago Angel A. Ruiz Chairman, MediaKind
George Serafeim	Charles M. Williams Professor of Business Administration, Harvard Business School
Martin P. Slark	Retired Chief Executive Officer, Molex LLC
Eric A. Spiegel	Retired President and Chief Executive Officer, Siemens Corporation
Annette M. Verschuren, O.C.	Chair and Chief Executive Officer, NRStor Inc.
Anne G. Waleski	Retired Executive Vice President of Markel Corporation
Vlad Y. Barbalat	Executive Vice President and Chief Investment Officer; President, Liberty Mutual Investments
Neeti Bhalla Johnson	Executive Vice President; President, Global Risk Solutions
Monica Caldas	Executive Vice President and Chief Information Officer
Melanie M. Foley	Executive Vice President, Chief Purpose and Diversity Equity and Inclusion Officer and Assistant Secretary
Damon Hart	Executive Vice President, Secretary and Chief Legal Officer
James M. MacPhee	Executive Vice President and Chief Operating Officer
Hamid T. Mirza	Execuitve Vice President and President, US Retail Markets
Christopher L. Peirce	Executive Vice President and Chief Financial Officer
Leonid Rasin	Executive Vice President and Corporate Actuary
Paul Sanghera	Executive Vice President and Comptroller
Ann T. Stanberry	Executive Vice President, Chief Strategy Officer and Assistant Secretary
Nik Vasilakos	Executive Vice President and Treasurer

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